Exhibit O
                                                         File No. 70-9577

               Cinergy's Wholesale Power Supply Business
             1998-1999 Losses/Actions to Avoid Future Losses

I.  Introduction

In 1998 and 1999, Cinergy recorded charges to income of $0.54 per share and $0.36 per share, respectively, related to its wholesale power marketing and trading business. The losses were primarily the result of (i) the halting pace of national and state-by-state deregulation of the electricity industry and (ii) extreme summer weather conditions. None of these losses resulted in a downgrade to the outstanding credit ratings of Cinergy or any of its utility subsidiaries./1/

Cinergy is taking steps to forestall the potential for future adverse impacts. These include a change in strategy, development of additional physical assets, aggressive load management efforts, and assembly of an industry-recognized team of power marketing professionals. These proactive steps, in concert with other factors discussed below, should significantly reduce Cinergy's exposure to the consequences of extreme weather and operating conditions and, therefore, the risk of future financial losses. Additional investments in regional EWGs - which are severely constrained under Cinergy's current SEC investment cap, given the limited available capacity - is a linchpin of this mitigation strategy.

II.  Initial National Strategy/1998 Losses and Strategic Reorientation

Following the passage of the Energy Policy Act of 1992, Cinergy was convinced that the pace of deregulation in the electric utility industry was accelerating, and would result in lower power prices nationwide and migration of captive customers from their historic utility providers. Believing the opportunities for "first mover" companies would be immense, Cinergy embarked on a strategy in 1996 to become one of the top five electric commodity marketing and trading companies in the nation. Pursuant to that strategy, Cinergy moved quickly to establish a wholesale power marketing presence in 27 states, and power marketing and trading offices in every region of the country. This included 11 cities around the nation, nine of which were outside Cinergy's utility service territory in the Midwest.

Also key to Cinergy's strategy was the belief that as power markets deregulated and prices fell, an active, liquid and orderly market for power sales would develop, not only providing accurate forward price discovery, but also obviating the need for ownership of physical assets to settle power contracts.

Acting on this strategy, Cinergy began aggressively seeking new wholesale electric customers, and marketing power sales and financial options. In 1996, wholesale customers increased from 37 to 107. Also, Cinergy's power trading book consisted of a number of fixed-price forward purchase and sales contracts and options, which would require settlement by physical delivery. Cinergy intended to settle a majority of these contracts through purchases in the power markets, reflecting its belief that prices, showing the effects of deregulation, would eventually decline.

Implementation of the national strategy continued in 1997 as Cinergy secured 13 new wholesale power agreements with electric co-operatives and municipal systems in Illinois, Indiana, South Carolina and Virginia.

In early 1998, however, it became apparent to Cinergy that the timing of deregulation was decidedly slower than had been anticipated. Expected and needed legislation at the national level was not moving forward, roadblocks to full competition were being erected in several states, and movement toward deregulation in Cinergy's own utility service territory was slow and laborious. As a result of this slowdown, neither the expected loss of retail customers in Ohio, Indiana and Kentucky, nor the rapid decline in power prices nationally had occurred.

Therefore, in April 1998, Cinergy realigned its strategy to focus on the Midwest and surrounding areas where it had a higher degree of market expertise and had or could reasonably obtain physical delivery capabilities. By reorienting the business to the Midwest, Cinergy could capitalize on the residual availability (i.e., capacity available after meeting native load supply obligations) of the Company's 11,200 MW of generating assets in Ohio, Indiana and Kentucky. The experience in attempting to build a national business had convinced the Company of the need to own supporting physical assets./2/ Cinergy closed eight power marketing offices, and critically reviewed all trading positions taken prior to April 1998.

In late June 1998, wholesale power markets in the Midwest exhibited unprecedented price volatility due to several factors, including an extended period of unseasonably hot weather, scheduled and unplanned generating unit outages, transmission constraints, and defaults by certain power marketers on their supply obligations. As a result of the increase in price volatility, Cinergy's daily value-at-risk for its power marketing and trading activities increased by 80% from the previous year end (although it was less than 3% of Cinergy's Income Before Interest and Other Charges for the 12 months ended June 30, 1998). Based on new projections of future electricity prices reflecting the increased price volatility, and its adoption of mark-to-market accounting, Cinergy took a 54 cents per share charge to record net trading liabilities.

III.     1999 Losses

During July 1999, conditions in Cinergy's service territory reflected a number of concurrent anomalies that were to affect the supply and demand for electric power.

     1.   The entire area was experiencing the hottest July on record

     2. Based on data over the last 50 years, there was a 99.2% probability that the prevailing temperature pattern would not occur

     3. Weather conditions resulted in successive record peak energy demands for Cinergy and for regions surrounding the Cinergy service area

     4. The Cinergy area was experiencing a record lack of precipitation, resulting in record high water temperatures and record low water levels in rivers and lakes used by all of Cinergy's generating stations
     5. Water conditions prevalent during July decreased the operating efficiency and capability of generating units

     6. The confluence of these conditions also resulted in the highest power prices in history, the highest hourly purchased volumes, and the highest transmission restrictions ever experienced

These conditions had an extensive impact on Cinergy's regulated utility business. First, Cinergy's native load, which ultimately was to be 400 MW above the predicted peak, would have been 1000 MW above the predicted peak had it not been reduced through voluntary customer curtailments. Even with these reductions, Cinergy experienced an all-time record peak demand of about 10,900 megawatts. Second, electric load from the previously-existing full requirements wholesale customers obtained during 1996 and 1997 was also significantly above budget. Third, Cinergy could not serve 700 MW of calendar call options (options sold to others for 12 months of power at the forward price of electricity) struck in December 1998 with physical capability.

Cinergy attempted to meet its obligations by purchasing power in the short-term markets to meet peak demands. However, regional transmission constraints prevented the receipt of significant amounts of prescheduled power, which further limited hourly purchases from the north, east and west. As a result, Cinergy was forced to cut eight financially firm marketer contracts for four to six hours on one day under force majeure provisions. Throughout this period, Cinergy maintained electric service to native load customers in Ohio, Indiana and Kentucky as well as to municipalities and other wholesale customers, with the exception of the marketer contracts just noted. No rotating blackouts were instituted and, at times during this period of extreme demand, all of Cinergy's power plants were on line producing power, an operational milestone for the Company.

As a result of the events of late July, Cinergy recorded a net loss of 36 cents per share comprised of (i) cash losses incurred to serve the wholesale power contracts ($0.36 per share) and (ii) the anticipated liquidated damage claims ($0.10 per share), partially offset by increased sales from retail operations ($0.10 per share). Cinergy has settled all of the liquidated damage claims.

IV.  Additional Mitigation Actions for the Future

Although Cinergy possesses one of the largest and most efficient fleets of generating units in the nation, and indeed has significant "excess" generation during shoulder months, the events of the past several summers in the Midwest have driven home the potential risks posed by being short power during super-peak periods.

Therefore, Cinergy is aggressively pursuing a combination of mitigation strategies as described below. These strategies, along with the expiration of the legacy wholesale contracts, recently enacted customer choice legislation in Ohio, and general market maturation, should result in far less exposure to the consequences of extreme weather and operating conditions and, therefore, the risk of future financial losses.

A.  Additional Expertise

Cinergy has been assembling an industry-recognized team of experienced power trading, marketing and risk professionals. These include a new Business Unit President, a new head of trading and a new head of marketing.

B.  Supply-side Actions

Cinergy expects to increase its physical supply capability by the summer of 2000 through its 50% ownership in three gas-fired, wholesale peaking facilities currently under development in Indiana and Ohio. These facilities, jointly owned with Duke Energy Corporation, will provide about 700 MW of new capacity to Cinergy - which, alone, is more than half the amount Cinergy was short going into the summer of 1999.

These three peaking facilities are EWGs and entail a large capital investment ($365 million) by Cinergy. The limited capacity remaining under Cinergy's SEC investment cap effectively precludes the Company from similarly sized, regional generation projects. Acquisition of additional regional generating assets is a critical element of Cinergy's strategy to mitigate its supply risks stemming from summer periods of "super" peak demand and related price volatility. Moreover, in order to eventually grow Cinergy's Energy Commodities Business Unit beyond the Midwest to national scope, Cinergy requires an increased capacity to invest in physical assets in these new regions, to back up and hedge energy sales and trades.

Cinergy also has made significant additional block power purchases to meet on-peak demand during the summer of 2000, most of which is within Cinergy's NERC region of ECAR, with the balance in an adjacent region./3/

C.  Demand-side Actions

Demand on Cinergy's system is expected to decrease in future years as a result of the expiration of existing wholesale contractual obligations and peak load management initiatives recently developed by Cinergy.

Over the next five years, Cinergy's wholesale obligations will decline from almost 3,000 MW of obligations in 1999 to about 1,000 MW in 2005. In the near term, this includes one 10 MW contract that expired at the end of 1999 and was not renewed, another 10 MW contract that expires prior to the summer of 2000, a 40 MW contract that expires prior to July 2000, and a 30 MW contract that expires at the end of 2000. Further, the 700 MW calendar call option obligation expired in late 1999.

Cinergy also has developed an innovative Peak Load Management Program (PLM) to manage peaks and minimize high-price exposure. The tariffs for these programs received regulatory approval in early 2000 in the three states in which Cinergy's utility subsidiaries operate.

PLM has two market-based products to reduce demand at a cost less than the cost of purchasing power in the wholesale market. The first is a call option in which the customer is obligated to reduce demand or make generation available to Cinergy in exchange for an up-front premium and an energy credit if the option is struck. The product is only available during the months of June through September, Monday through Friday, and for loads of at least 500 kW. A second product gives the customer the right, but not the obligation, to reduce demand or provide generation to Cinergy when the wholesale price of power exceeds a predetermined level, in exchange for an energy credit. These two programs, in addition Cinergy's Real Time Pricing Program (a program in which the customer is sold power at the marginal price plus an adder for Cinergy), are expected to reduce the summer 2000 peak demand by about 400 MW.

D.  Contract Restructuring

In addition to the normal expiration over time of the legacy wholesale power contract obligations, Cinergy is actively engaged in discussions with its full-requirements wholesale customers to restructure certain terms of the existing contracts. These customers are being incentivized to curtail load through power swaps, call options, and offers to increase the price of delivered power in the near term in exchange for contract extensions at lower long-term prices.

E.  Additional Transmission Capacity

Cinergy has purchased additional firm transmission capacity for the summer of 2000. The amount purchased represents a 70% increase over the amount available during the summer of 1999. The additional capacity will more effectively enable Cinergy to import and export power within ECAR and with other surrounding regions.

F.  Purchased Power Tracker

In May 1999 PSI filed a petition with the IURC seeking approval of a purchased power tracking mechanism ("tracker"). The purpose of the request is to provide for the recovery of costs related to purchases of power necessary to meet native load requirements, to the extent recovery of such costs is not sought through PSI's existing fuel adjustment clause. The tracker is intended to apply to a limited number of purchases made for the purpose of ensuring adequate power reserves to meet peak native load requirements, which in recent years (as noted herein) have coincided with periods of extreme price volatility. As proposed, the tracker would apply only to capacity purchases which are presented to the IURC for review and approval as to reasonableness under the circumstances. A hearing on this request was completed on December 9, 1999. An order is expected in the second calendar quarter of 2000.

G.  Other Mitigants

Even beyond the extensive measures already undertaken by Cinergy to mitigate the impacts of existing wholesale contracts and of extreme conditions on its system as described above, other factors, both inside and outside of Cinergy, will serve to decrease volatility and risk of losses in the future.

For example, almost 12,000 MW of additional capacity has been announced as planned generation additions in the ECAR region through 2004. This represents an 11% increase over current installed capacity.

Further, once it commences operations (expected for late 2001), the Midwest ISO will render substantial assistance in scheduling and pricing transmission service, especially in times of extreme demand.

Potentially most significant, Ohio's recently enacted customer choice legislation requires that Cinergy develop "shopping incentives" to induce at least 20% of CG&E's retail electric load in each customer class to switch to other suppliers by not later than December 31, 2003. In its proposed transition plan filed with the PUCO in December 1999, Cinergy/CG&E indicated that it currently has no plans to replace these customers by acquiring new electric retail customers in Ohio. The effect therefore will be to free up a significant portion of the 5,200 MW of generating capacity owned by CG&E to support Cinergy's wholesale power marketing and trading operations.

V.  The Summer of 2000 and Beyond

Cinergy went into the summer of 1999 about 1200 MW short of peak requirements. But with the expected plant additions, power purchases, option and contract roll-offs, interruptible and other load management programs, and contracts for additional transmission from outside the region, Cinergy should have a significantly more balanced book for the summer of 2000. Beyond 2000, Cinergy's position should improve even more due to additional contractual reductions and continuing legislative initiatives geared toward national deregulation of the industry. Finally, Cinergy is assembling a premier team of industry professionals to guide its wholesale power supply business.

                                ENDNOTES

/1/ Capitalized terms used in this exhibit without separate definition have the meanings set forth in the accompanying U-1 application in File No. 70-9577.

/2/ As discussed in the accompanying U-1 application, owning electric generating facilities to support, or anchor, the wholesale power marketing business is important for several reasons. In the first place, having electric generation assets in the region can serve to minimize or avoid transmission charges and mitigate delivery risks for trades in that region. Second, physical assets hedge risks inherent in the marketing business, notably price risk.

/3/ The East Central Area Reliability Council (ECAR) covers a broad portion of the eastern Midwest, including Ohio and Indiana in their entirety; large parts of Michigan, West Virginia and Kentucky; and smaller portions of Pennsylvania, Maryland, Virginia and Tennessee.